Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following is a transcript for EQT Corporation’s Q3 2017 earnings call.

Corrected Transcript 26-Oc t -2017 EQT Corp. Q3 2017 Earnings Call (EQ T) Total Pages: 18 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

CORPORATE PARTICIPANTS

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

Jeremiah J. Ashcroft
Senior Vice President & President-Midstream, EQT Corp.

David Schlosser
Senior Vice President & President-Exploration & Production, EQT Corp.

OTHER PARTICIPANTS

Brian Singer
Analyst, Goldman Sachs & Co. LLC

Scott Hanold
Analyst, RBC Capital Markets LLC

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Vikram Bagri
Analyst, Citigroup Global Markets, Inc.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Arun Jayaram
Analyst, JPMorgan Securities LLC

MANAGEMENT DISCUSSION SECTION

Operator: Greetings and welcome to EQT Corporation's Third Quarter Earnings Conference Call. At this time all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. [Operator Instructions] As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host for today's call, Mr. Patrick Kane. Thank you. You may begin.

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

Thanks, Rob. Good morning, everyone, and thank you for participating in EQT's conference call. With me today are Steve Schlotterbeck, President and Chief Executive Officer; Rob McNally, Senior VP and Chief Financial Officer; David Schlosser, Senior VP and President of Exploration & Production; and Jerry Ashcroft, Senior Vice President and President of Midstream. The replay for this call will be available starting this evening for a seven-day period. The telephone number for the replay is 201-612-7415, with a confirmation code of 13650784. The call will also be replayed for seven days on our website.

First, a few logistical comments. Earlier this morning we issued our third quarter earnings release, which can be accessed on the Investors portion of our website, www.eqt.com. Included in the release are comments regarding

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
2
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT) Q3 2017 Earnings Call Corrected Transcript 26-Oct-2017 EQT's pending acquisition of Rice Energy. This communication does not constitute an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement, prospectus regarding the proposed transaction, which registration statement has been declared effective by the SEC. The joint proxy statement, prospectus, and other documents filed by EQT and Rice with the SEC may be obtained free of charge at EQT's website, www.eqt.com, or Rice's website, www.riceenergy.com, as applicable, or at the SEC's website, www.sec.gov. You should review such materials filed with the SEC carefully, as they will include important information regarding the proposed transaction, including information about EQT and Rice and their respective directors, executive officers, and employees, who may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and a description of their direct and indirect interest by security holdings or otherwise. The special meeting of EQT shareholders is scheduled to be held on November 9. Given investor focus on the transaction, we will keep our prepared remarks brief today in order to facilitate your questions. To remind you, the results of EQT Midstream Partners, ticker EQM, and EQT GP Holdings, ticker EQGP, are consolidated in EQT results. Earlier this morning there was a separate joint press release issued by EQM and EQGP. The partnerships will have a joint earnings conference call at 11:30 today, which requires that we take the last question at 11:20. The dial-in number for that call is 201-689-7817. In a moment, Rob will summarize the third quarter results and Steve will give a brief update. Following the prepared remarks, Steve, Rob, Dave, and Jerry will be available to answer your questions. I'd like to remind you that today's call may contain forward-looking statements. You can find factors that could cause the company's actual results to differ materially from these forward-looking statements listed in today's press release and under Risk Factors in EQT's Form 10-K for the year ended December 31, 2016, as updated by any subsequent Form 10-Qs, which are on file with the SEC and on our website. Today's call may also contain certain non-GAAP financial measures. Please refer to this morning's press release for important disclosures regarding such measures, including reconciliations to the most comparable GAAP financial measures. With that, I'll turn the call over to Rob McNally. ... Robert J. McNally Senior Vice President and Chief Financial Officer, EQT Corp. Thanks, Pat, and good morning, everyone. I will keep my comments on the quarter brief, as it was a relatively clean and straightforward quarter, and we expect there's more interest in some of the non-operational topics. As you read in the press release this morning, EQT announced third quarter 2017 adjusted earnings per diluted share of $0.12 compared to a $0.28 loss per diluted share in the third quarter of 2016. Net income and adjusted net income and EPS for the three months ended September 30, 2017 were favorably impacted by a decrease in the estimated effective annual income tax rate and discrete items totaling $29.7 million that resulted in an income tax benefit that added $0.17 to adjusted EPS this quarter. Adjusted operating cash flow attributable to EQT increased to $205.9 million, as compared to $166.5 million for the third quarter of 2016. As a reminder, EQT Midstream Partners and EQT GP Holdings results are consolidated 3 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q3 2017 Earnings Call Corrected Transcript 26-Oct-2017 in EQT Corporation's results. EQT recorded $82.1 million of net income attributable to non-controlling interest in the third quarter of 2017, as compared to $78.1 million in the third quarter of 2016. So moving to production, sales volumes were 205.1 Bcfe for the third quarter, representing a 5% increase over the third quarter of 2016. During the quarter, we experienced approximately 3.5 Bcfe of curtailments, which were not expected. The curtailments resulted from outages on third party systems. Despite this impact, third quarter production fell within the stated guidance range for the quarter. Additionally, given how close we are in timing to the Rice vote, we will not provide guidance for the fourth quarter, but we'll tell you that our full year 2017 volumes are on track with previously stated guidance and we expect the EQT-only exit rate to be approximately 2.7 Bcfe per day. The third quarter 2017 realized price, including the cash settled derivatives was $2.76 per Mcfe, a 26% increase compared to the third quarter of last year. Operating revenue for the production company totaled $597.7 million, which was $89.6 million higher than the third quarter of 2016. Total production operating expenses were $585.6 million for the quarter, which is 1% higher than the second quarter of 2017, which is consistent with the volume growth that we experienced. Moving on to pricing, local basis was a bit weaker than we expected. However, a majority of our 2017 local basis exposure is locked in, resulting in a third quarter differential of negative $0.85 per Mcf, which was within our guidance range for the quarter. This differential represents a $0.21 decline over the second quarter of 2017, but it is a $0.36 improvement over the third quarter of 2016. Now moving on to midstream results. EQT Gathering operating income was $85.8 million, $13.3 million higher than the third quarter of 2016. Operating revenue was $116.5 million, a $17.4 million increase over the third quarter of 2016. Operating expenses for the quarter were $30.7 million, a $4.1 million increase over the same period last year. EQT Transmission operating income was $59.7 million, $6 million higher than the third quarter of 2016. Operating revenues were $90.7 million, a $13.1 million increase over the third quarter of 2016. Operating expenses were $31 million for the quarter, which is a $7.1 million increase over the third quarter of 2016. I will close my remarks by providing you with a brief liquidity update. As you may have seen, we successfully completed a bond offering at a blended coupon rate of 3.14%. This offering brought in $3 billion of proceeds that will be used together with previous cash on hand and borrowings under our revolving credit facility to finance the cash portion of the acquisition, repay existing Rice indebtedness, and redeem EQT bonds that are due in early 2018. With that, I will turn the call over to Steve. ... Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Thank you, Rob. Good morning, everybody. Since announcing the Rice acquisition in June, we've had hundreds of conversations with our shareholders. Through this dialogue, we've listened to many opinions and heard many suggestions. Consistent with what we've always done, we take action when we feel it's in our shareholders' best interest. To that point, over the last few months, we've taken the following steps, all of which were driven by doing what's in the best interest of our shareholders. 4 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q3 2017 Earnings Call Corrected Transcript 26-Oct-2017 We committed to establishing a board committee to evaluate options for addressing the sum-of-the-parts discount. We committed to announcing the decision of that review by the end of the first quarter of 2018. We committed to adding two new independent directors to the board, with a focus on midstream experience. We committed to include these new directors on the committee tasked with the sum-of-the-parts review. We committed to moving the director nomination deadlines to be after the sum-of-the-parts decision announcement. And lastly, we removed volume growth as a metric from future compensation plans, and we'll replace it with return on capital and operating and development cost metrics. In short, we've listened to our shareholders and we've acted. Before opening the call to your questions, and since we are now two weeks away from the vote deadline, I do want to emphasize once again the merits of the Rice transaction. The primary driver of success in our industry is being the low cost producer, and the most impactful way to drive per unit cost lower is through longer laterals. Establishing a dominant footprint of highly contiguous acreage that allows for sustained long lateral development is a real competitive advantage. This is what the Rice transaction creates for us. Our competitors may be able to replicate things, like new drilling technology or new drilling techniques, but they can't replicate an acreage position that supports 12,000 foot laterals in the core of the Marcellus. While this is a main attribute of the transaction, there are many benefits of the transaction that create real value for our shareholders. The deal is 20% cash flow accretive in 2018 and 30% in 2019. It is accretive to NAV per share. We are confident in our ability to deliver the $2.5 billion of base synergy value and also deliver significant value from upside synergies. There are substantial midstream synergies to be realized. And lastly, our ability to address the sum-of-the-parts in the most shareholder value accretive way is enhanced by creating a more robust upstream and midstream business. In conclusion, we appreciate the dialogue that we've had with our shareholders. Thank you for your continued support, and we urge you to please vote for the Rice transaction on the white proxy card. With that, I'll turn it over to Pat for Q&A. ... Patrick J. Kane Chief Investor Relations Officer, EQT Corp. Thanks, Steve. Rob, can we open the call for questions. 5 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT) Q3 2017 Earnings Call Corrected Transcript 26-Oct-2017 QUESTION AND ANSWER SECTION Operator: Absolutely. At this time, we'll be conducting a question-and-answer session. [Operator Instructions] Our first question comes from Brian Singer with Goldman Sachs. Please proceed with your question. ... Q Brian Singer Analyst, Goldman Sachs & Co. LLC There is much discussion about the ongoing capital needed to fill in holes to make acreage truly contiguous in Appalachia. Can you talk to your efforts on this in the third quarter, and the risks that you see to increasing lateral length, whether or not the Rice acquisition is successful? ... A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Sure, and thanks for the question, Brian. So, yeah, we have disclosed it. We expect between $100 million and $200 million per year for additional fill in acreage to put these laterals together. That's actually consistent with what it already takes for us to achieve our roughly 8,000-foot lateral average today. So without Rice, I think we spend about $140 million per year getting to 8,000 feet. We expect to continue to spend roughly that much to put together the 12,000-foot laterals with Rice. So that's just part of what we do and we do it every day. We've got a large land department. It's the second biggest department in the upstream company, second only to the field personnel, the operators. And they work every day putting the jigsaw puzzle together. That's what they do. So this is part and parcel of what we do every day and that won't change with Rice. In fact, in a lot of ways, it will facilitate that work, because there will be – since we're – the overlay with Rice is such a good overlay that we're frequently running into Rice when we're trying to fill in those holes. And if we have Rice consolidated with us, then picking up those missing pieces will likely be easier and perhaps even cheaper. ... Q Brian Singer Analyst, Goldman Sachs & Co. LLC Great. Thank you. And then as the board considers ways of unlocking sum-of-the-parts value, can you just talk more specifically about, A, what's been considered in the past? And then as the board and you embark on this endeavor, whether the no option of the as-is scenario would be considered> ... A Steven Schlotterbeck President and Chief Executive Officer, EQT Corp. Brian, I don't want to speak about what's been done in the past, because I think all that matters is what the special committee is going to do going forward. But I would say, given the no hypothesis, I can't presuppose what the committee will determine. But the fact that we are talking about the sum-of-the-parts discount and taking the actions that we've described to address it, should be a clear indication that our expectation is that the status quo is highly unlikely to be the best answer for addressing the sum-of-the-parts. So while, again, the committee has got to do its work and make its conclusions, we wouldn't be talking about sum-of-the-parts discount the way we are if we thought that doing nothing was going to be the result. ... 6 Copyright © 2001-2017 FactSet CallStreet, LLC 1-877-FACTSET www.callstreet.com

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

Brian Singer
Analyst, Goldman Sachs & Co. LLC

Q

Great. Thank you.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Operator: Our next question comes from Scott Hanold with RBC Capital. Please proceed with your question.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Thanks. Good morning, guys.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Good morning, Scott.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Hey. A big part of the focus of the combination of Rice is also managing go-forward growth little bit more to look to returning maybe some cash to shareholders. Can you give us a broad brush kind of color right now, how you all think that's going to look in – and at what point – assuming that the shareholders vote for the deal on November 9, how quickly do you expect to kind of get into that mode?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah. I think, Scott, we anticipate being roughly cash flow neutral in 2019 and living below our cash flow in 2020. So that's roughly the timeline that we've laid out. And part of that is, 2018 we won't quite be there yet, because we have our big capacity position on MVP coming online, and we want to fill the bulk of that capacity. That makes the most economic sense. So otherwise we'd be doing a little quicker.

Scott Hanold
Analyst, RBC Capital Markets LLC

Q

Okay, okay. So specific to MVP in the short-term. And you sort of led me into my second question. Can you – there has been some updates on I guess the FERC certificate here recently. What's the update on timing on that? When do you all expect to get the go-forward on that? And could you remind us how that timing – the various timing impacts getting this project done on time?

Jeremiah J. Ashcroft
Senior Vice President & President-Midstream, EQT Corp.

A

Hi, this is Jerry Ashcroft speaking. Yeah, we were really pleased to get the FERC certificate recently. We're still looking for a notice to proceed in 2017. That's – we've got 80% of the pipe already here. We'll have 100% and be ready to have a shovel-ready project at the beginning of 2018, which still puts us in line for service at the end of

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

7
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call
Corrected Transcript
26-Oct-2017

2018. So we don't see any major obstacles. Obviously, we have some state and federal permits that we have to get through. But really the FERC certificate was the kick-off for us.

Scott Hanold
Analyst, RBC Capital Markets LLC
Q

Okay. So you indicated you need the notice to proceed. So just to remind us, what's the key group that needs to kind of give you that okay, and what needs to be done to get that?

Jeremiah J. Ashcroft
Senior Vice President & President-Midstream, EQT Corp.
A

Yeah, we still have to finish some things up with the state of West Virginia and Virginia, which we will be doing in November and December. We're in constant conversations with them. Once that's done, we'll – then the – we feel as though the FERC will give us the notice to proceed. So that's the timing for 2017.

Scott Hanold
Analyst, RBC Capital Markets LLC
Q

Got it. Understand. Thank you.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

You bet.

Operator: Our next question comes from Michael Hall with Heikkinen Energy Advisors. Please proceed with your question.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC
Q

Thanks. Good morning. I guess I want to follow-up a little on the first question with regards to leasing. Can you just discuss what sort of leasehold maintenance requirements you have with the existing leasehold between EQT and Rice, and any sort of leasehold exploration that we have to keep in mind over the coming, call it, 12 to 24 months?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Yeah, Mike, I don't have the specific numbers, but I would remind you that the bulk of EQT's acreage is HBP, so there are no ongoing maintenance or renewal costs. There is some related to the Rice acreage, but I don't think it's material. We could get back to you with the more specific number. I don't have that handy.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC
Q

Okay. But suffice to say, while you are pursuing the ongoing leasing to the extent any of that is hung up, that there is a large or a material amount of leasehold that could expire in the interim, is that a fair way to think about it then?

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
8
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

No, no, they had minimal near-term expirations and they have some several years down the road. Most of which we would expect to hold by drilling before they expire, but there will likely be some that we decide and they may have options to extend. We would exercise those options if they didn't fit in our drilling program before exploration. So there will be a little bit, but it won't be material.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Understood and helpful. And then second on the transportation and gathering expense side of things, just trying to think through how, if at all, any of the terms you have with EQM, within EQT come up for renewal following this transaction, if that sets off any renegotiations? And what sort of opportunities there might be to blend and extend any of those agreements with EQM?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Hey, Michael, we don't have any near-term agreements expiring, so those are all quite a few – 2024 to 2026 before they start to expire. I think we will likely explore whether there are win-win renegotiations for blend and extend or – I think it's way too early to tell. And we're going to have to really run the analysis to see what the trade-offs are. But what I can say for certainty, the only way any contracts get renegotiated is if both parties come out with a win. It has to be a win-win. There will be no transfer of value between the two companies.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Okay, helpful. Appreciate that. And then I guess last on my end is just maybe could you talk about the market dynamics as you see them in the Southeast markets, as you bring on MVP and how you think maybe pricing in that region will play out relative to Henry Hub as a new line of supply comes on?

Jeremiah J. Ashcroft
Senior Vice President & President-Midstream, EQT Corp.

A

Yeah, this is Jerry Ashcroft again. We're really excited about where MVP is going in at station 165. It really gives us the opportunity to move both into the Southeast and to go into the Gulf Coast. As you know, the petchem facilities in Louisiana and Texas are really expanding. We see that as an opportunity and we also see just the population growth in the Southeast being a big pull, so that the Appalachian supply hub can feed both.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Okay. And you think that that market is sufficient to I guess receive the volumes without any material impact to price?

Jeremiah J. Ashcroft
Senior Vice President & President-Midstream, EQT Corp.

A

Yes, we do. I mean, we're in conversations with power plants and utilities down there, and so that we have a good feel that that market can sustain it.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

9
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC

Q

Okay, great. That does it for me for now. Thanks for the time, guys.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Thanks, Michael.

Operator: Our next question comes from Holly Stewart with Scotia. Please proceed with your question.

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Q

Good morning, gentlemen. Maybe just a couple quick housekeeping type items. Steve, maybe first best guess on the timing for these two advisory firms to come out and provide their recommendation?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

I think we expect – we think Friday is likely. Don't know for sure, but I think Friday is our best estimate for when we will get the Glass Lewis and ISS recommendation.

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Q

Okay. And then also, I mean, historically you've done your kind of forward look on guidance in December. Is that still potentially the case here with the close of Rice imminent?

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Yes, that's right, Holly.

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Q

Okay. And then maybe, Rob, since you chimed in, one for you just on – remind me, have the rating agencies come out and given their opinion on the deal?

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

They have and they've affirmed our ratings. So we went through the RAS/RES process with them earlier this summer. They were – we kept them up-to-date when we did the bond offering, and so we expect our ratings to hold.

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Q

Investment-grade. Okay, great.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

10
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Yes.

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Q

And then just one final one for me, if I could. Steve, maybe any update on the asset sales process, Barnett and Permian, that I know you guys have talked about?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, not Barnett for us. Permian – actually no update. We've been a little distracted on other things, so those have been put on the backburner for now. But once we get back to more business as usual, I think we'll bring those to the forefront again.

Holly Barrett Stewart
Analyst, Scotia Capital (USA), Inc.

Q

Okay, great. Thanks guys.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Thanks, Holly.

Operator: Our next question comes from Neal Dingmann with SunTrust Robinson Humphrey. Please proceed with your question.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Q

Good morning, guys. Steve, what – you just mentioned on the prepared remarks about the outages from the third party. Could you expand on that a little bit and do you perceive that reoccurring at all through the rest of this year?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, I mean, with third-party outages, you never know. The specific outages that we had, I certainly do not expect to see again. So the biggest one was related to a liquids line at one of the processing plants. After a major thunderstorm, they had a slip and the line was taken out for several days, and so the plant couldn't operate. So they repaired that. It's back operational, shouldn't happen again. So these were kind of onetime occurrences, but you can never rule out that something completely different would happen at some point in the future. But these should not be recurring incidents.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Q

Okay. Good details. And then, you had fair amount – I think it was over 32 turn in line Upper – I'm sorry, 16 Upper Devonian wells. The plan at least for the rest of this year, will you continue to be just as active? I think what you described those once is sort of use it or lose it on those. Could you just maybe give details of those? I guess, lot

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

11
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call
Corrected Transcript
26-Oct-2017

of that's going to depend on the deal consummating, but at least for now what your thoughts are on Upper Devonian plan?

David Schlosser
Senior Vice President & President-Exploration & Production, EQT Corp.

A

Yeah, this is David. I apologize, I have a cold, so my voice is a little rough. But about the same – the last quarter of the year I think we're estimating 15 Upper Devonians next quarter.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

And, Neal, I would say, post Rice, we would expect to do less Upper Devonian as a percentage of our program. And the only ones that we would be doing at that point are the ones that are exceptionally long, so roughly maybe 15,000, 16,000 footers, where the economics of that is competitive with a 12,000-foot Marcellus. So post Rice you'll see a shift to only extremely long Upper Devonians.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Q

Okay. And then just lastly, just a bit of a hypothetical on this Rice deal closing. You've had that slide out that shows really the amount of how this acquisition triples the capacity to the Gulf. I'm just wondering, once that does close, will you immediately start reallocating some and would your marketing team sort of step in and start doing some of that reallocation toward some of those markets?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, definitely. I mean, we'll assess where we'll get the best netbacks for the capacity we have available, and our commercial team monitors that stuff daily. So it will provide more optionality, which will create opportunities to capture better prices. As the differentials between demand basins moves around, we'll be able to stay in sync with it.

Neal D. Dingmann
Analyst, SunTrust Robinson Humphrey, Inc.

Q

Perfect. Thanks, Steve and team, and good luck on the deal..

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet. Thanks, Neal.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Thank you.

Operator: Our next question comes from Vikram Bagri with Citi. Please proceed with your question.

Vikram Bagri
Analyst, Citigroup Global Markets, Inc.

Q

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
12
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call
Corrected Transcript
26-Oct-2017

Good morning. I understand I'm jumping the gun here a bit, but following-up on a earlier question, it is a disparity between gathering and compression rates at both the midstream entities you'll have after the transaction. How should we think about these rates longer term? Would you look to address these rates after the deal or would it be after 2025, 2026 timeframe that you just mentioned? How would you look to address that disparity in gathering rates?

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.
A

This is Rob. I think that the rates that exist will remain in place, but something – unless there is some sort of blend and extend negotiation that makes sense for both businesses. And then going forward, I would expect the rates would be kind of market rates. I think they would be right down the middle of the fairway, and so I think what you'll see is that the rates to the production company will be blended lower with the combination of the Rice's lower rates and then market rates for future projects.

Vikram Bagri
Analyst, Citigroup Global Markets, Inc.
Q

Great. Thank you. That's all I have.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Thank you.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.
A

Thanks.

Operator: Our next question comes from Drew Venker with Morgan Stanley. Please proceed with your question.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC
Q

Good morning, everyone.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

Hi, Drew.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC
Q

Steve, I just want to clarify those comments you made on the free cash flow profile in 2019 and 2020. Just to clarify whether that would be still the case for the E&P standalone business fully separated from EQGP and EQM, or if it remain consolidated, [ph] if you be (30:09) free cash flow positive in 2019 [indiscernible] (30:13) ?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.
A

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
13
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call
Corrected Transcript
26-Oct-2017

It assumes the Rice transaction moves forward, but it does not assume the cash flow from the GP. So, yes, that does apply to the E&P business standalone.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Just to add to that. It applies both ways, standalone or separated, but obviously there is a significant amount of cash flow coming from the GP that then wouldn't be there if there was some sort of separation transaction.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Q

Okay. That's really helpful. And then on the drilling activity for next year, can you just talk about how much of your program you expect to be tying into sales in Pennsylvania in 2018 versus West Virginia comparing 2018 versus 2017?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

We're still working on our 2018 plans. I can't give you that kind of detail. The one data point I can share at this point is, and it's a bit preliminary, but I think this is probably the minimum. In the acquisition area where we said we're going to average 12,000-foot laterals, we expect to be able to come right out of the gate in 2018 and average at least 12,700 feet in that area. So in terms of delivering on the synergies, we're going to be able to start demonstrating that from day one. So we're pretty excited that the more we work the maps and get the data incorporated as we plan for the integration, our ability to deliver on that, our confidence in that keeps going up. So we're going to come out of gate at 12,700 at least and probably go up from there.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Q

And I assume that would be [ph] once you (31:57) spud right after the transaction closes and so trending in line is about 12 months from then, does that sound right?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Yeah, 9 to 12 would be the average, yeah.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Q

Okay. And if I could just one follow-up on the free cash flow profile. Does it still make sense in your mind to plan to return cash to shareholders if the E&P ends up being a standalone business?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

I think – the answer is yes in terms of a strategy. And I think that's just sound business for the industry we're in. I will say, with Rice, it's much more achievable than without Rice. Without Rice and without the improved cost structure, the ability to do that, it's still there. But the growth rates will be less attractive, because we'll have to spend more money to get the same growth rate than we would with the Rice transaction, because of all of the benefits we've talked about. So I think conceptually it is the right direction for EQT and, frankly, the entire industry. I hope others go that direction as well, and that – it seems to be gaining traction, so I think others are talking

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
14
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call
Corrected Transcript
26-Oct-2017

about that and contemplating it. But again, it's much more doable and will be much more attractive with Rice than without Rice.

Drew E. Venker
Analyst, Morgan Stanley & Co. LLC

Q

Thanks a lot, Steve.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Operator: Our next question comes from Arun Jayaram with JPMorgan. Please proceed with your question.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Yes, Steve, I wanted to see if you could dig down a little bit. Obviously, a lot of focus recently on kind of acreage maps and interpretations of how many long lateral locations you have on a pro forma basis. I just wonder, and if you could again just maybe go through your confidence around the 1,200 number on a pro forma basis?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, extremely confident. I just gave you one stat that supports that confidence, where we're going to come out of the gate above the average, and I think that's pretty remarkable, given that we have to re-permit all this, we have to get started from scratch, so high, high confidence. And I'll give you couple other stats that maybe will relay some confidence, especially in contrast to some of the noise that's been out there.

In Greene County, which is where the bulk of this acreage is – a lot in Washington too, if you just focus on Greene County for a second. Greene County has a total acreage of 370,000 acres. To-date, over the last 11 years, 75,000 of those acres have been developed, so the gas is being drained from 75,000 acres. At least 295,000 acres in Greene County alone that are as of now undrilled and undeveloped and undrained. That's about 80% of the acreage in Greene County still is available to produce gas. And one other stat for Greene County, again, there is 370,000 acres, after the Rice transaction, EQT will control 212,000 of those acres. So 57% of the county will be under the control of EQT, where 80% of that is remaining to be drilled. So there is lots of remaining inventory acreage, tremendous amount of resource in place, so very, very confident in our ability to deliver on that synergy.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Yeah. That's very helpful. And I was just wondering, Steve, if you could also talk about, from a technical team standpoint, other factors that you think would support kind of the industrial logic of the transaction?

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

Well, I think, in our presentation you see that list with upside synergy, so ones that are not included in the economics of the deal. But I think you can look at most of those and it's not hard to wrap your head around – there will be value created there, so obviously purchasing power we know and we contract for drilling and fracking services. The more work we offer, the better rates we get, which Rice will be able to offer more work, so we'll get

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
15
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

better prices. Both – I mean, EQT and Rice have been amongst the leaders in Appalachia in terms of developing the new techniques and technologies to improve recoveries. And the way that works is a lot of that is testing various ideas that the technical folks have.

EQT engineers have certain ideas that we've tested and the testing involves drilling a well, modifying a technique, getting the well in line, gathering production data over many months or a year to determine whether that new technique was effective or not. So you can only test a certain number of ideas.

So EQT has tested ideas we've had, Rice has tested ideas they've had. They're not necessarily the same ideas. So when we can get the databases and the technical teams together to review all of that data as one, there certainly will be best practices from both sides that can be combined to improve recoveries and lower costs.

So it's hard to predict exactly what those techniques are at this point. We have to do the work and get the technical teams working on it, but not hard to imagine that there is going to be incremental value there. And it could be significant, because it doesn't take much improvement in recovery to drive a significant amount of shareholder value. And then there's a list of seven upside synergies you can see in our presentation. So I think there's plenty of upside, but the deal makes a ton of sense even if we don't get any of that, which won't [ph] happen (38:27).

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Got you. And my final question, it looks like you raised your year-end exit rate guide at least on a standalone basis to 2.7 to 2.6 Bcfe from 2.6 to 2.7 Bcfe. I wanted to ask you a little bit about on the [ph] timing line (38:44). You did 49 versus the guide at 55, so maybe a few less wells this quarter. Are those going to – and your previous guide for the fourth quarter is 58 wells. Is that just a little bit of timing there, any issues in terms of fracture, spread availability, et cetera?

Jeremiah J. Ashcroft
Senior Vice President & President-Midstream, EQT Corp.

A

Yeah, so no issues. It is all timing. Those five or six that we were late this quarter will shift into the next quarter. I will tell you that we have nine factories running now, so we have all the factories we need, all the rigs we need, and the reason that exit rate shifted up is just that we – that activity is shifting into the fourth quarter now.

Arun Jayaram
Analyst, JPMorgan Securities LLC

Q

Great. Thanks a lot.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp.

A

You bet.

Robert J. McNally
Senior Vice President and Chief Financial Officer, EQT Corp.

A

Thank you.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

16
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

Operator: Our next question is from Michael Hall with Heikkinen Energy Advisors. Please proceed with your question.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC Q

Hi, thanks. Appreciate the follow-up. And it was just actually a follow-up on that last question. To be clear, the exit rate, is that a fourth quarter average or will that be like an average between the fourth and first quarter?

David Schlosser
Senior Vice President & President-Exploration & Production, EQT Corp. A

This is David. That's a December average.

Michael Anthony Hall
Analyst, Heikkinen Energy Advisors LLC Q

Okay, perfect. That's all I had. Thank you very much.

Steven Schlotterbeck
President and Chief Executive Officer, EQT Corp. A

Thanks, Mike.

Operator: Ladies and gentlemen, we reached the end of our question-and-answer session. I'd like to turn the call back to Mr. Patrick Kane for closing comments.

Patrick J. Kane
Chief Investor Relations Officer, EQT Corp.

Thank you, Rob. And thank you all for participating.

Operator: This concludes today's teleconference. You may disconnect your lines at this time. We thank you for your participation.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com
17
Copyright © 2001-2017 FactSet CallStreet, LLC

EQT Corp. (EQT)
Q3 2017 Earnings Call

Corrected Transcript
26-Oct-2017

Disclaimer
The information herein is based on sources we believe to be reliable but is not guaranteed by us and does not purport to be a complete or error-free statement or summary of the available data. As such, we do not warrant, endorse or guarantee the completeness, accuracy, integrity, or timeliness of the information. You must evaluate, and bear all risks associated with, the use of any information provided hereunder, including any reliance on the accuracy, completeness, safety or usefulness of such information. This information is not intended to be used as the primary basis of investment decisions. It should not be construed as advice designed to meet the particular investment needs of any investor. This report is published solely for information purposes, and is not to be construed as financial or other advice or as an offer to sell or the solicitation of an offer to buy any security in any state where such an offer or solicitation would be illegal. Any information expressed herein on this date is subject to change without notice. Any opinions or assertions contained in this information do not represent the opinions or beliefs of FactSet CallStreet, LLC. FactSet CallStreet, LLC, or one or more of its employees, including the writer of this report, may have a position in any of the securities discussed herein.

THE INFORMATION PROVIDED TO YOU HEREUNDER IS PROVIDED "AS IS," AND TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, FactSet CallStreet, LLC AND ITS LICENSORS, BUSINESS ASSOCIATES AND SUPPLIERS DISCLAIM ALL WARRANTIES WITH RESPECT TO THE SAME, EXPRESS, IMPLIED AND STATUTORY, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, ACCURACY, COMPLETENESS, AND NON-INFRINGEMENT. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER FACTSET CALLSTREET, LLC NOR ITS OFFICERS, MEMBERS, DIRECTORS, PARTNERS, AFFILIATES, BUSINESS ASSOCIATES, LICENSORS OR SUPPLIERS WILL BE LIABLE FOR ANY INDIRECT, INCIDENTAL, SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION DAMAGES FOR LOST PROFITS OR REVENUES, GOODWILL, WORK STOPPAGE, SECURITY BREACHES, VIRUSES, COMPUTER FAILURE OR MALFUNCTION, USE, DATA OR OTHER INTANGIBLE LOSSES OR COMMERCIAL DAMAGES, EVEN IF ANY OF SUCH PARTIES IS ADVISED OF THE POSSIBILITY OF SUCH LOSSES, ARISING UNDER OR IN CONNECTION WITH THE INFORMATION PROVIDED HEREIN OR ANY OTHER SUBJECT MATTER HEREOF.

The contents and appearance of this report are Copyrighted FactSet CallStreet, LLC 2017 CallStreet and FactSet CallStreet, LLC are trademarks and service marks of FactSet CallStreet, LLC. All other trademarks mentioned are trademarks of their respective companies. All rights reserved.

FACTSET: callstreet
1-877-FACTSET www.callstreet.com

18
Copyright © 2001-2017 FactSet CallStreet, LLC

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October

12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.